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SpecTran Letterhead

                   LETTER TO STOCKHOLDERS DATED JULY 21, 1999

TO THE STOCKHOLDERS OF SPECTRAN CORPORATION

Dear Stockholder:

     I am pleased to report that on July 15, 1999, SpecTran Corporation ("SpecTran") entered into a Agreement of Merger with Lucent Technologies Inc., a Delaware corporation ("Lucent"), and its wholly owned subsidiary, Seattle Acquisition Inc., a Delaware corporation ("Purchaser"), that provides for the acquisition of all of the common stock, par value $.10 per share (the "Shares"), of SpecTran by Purchaser at a price of $9 per Share in cash, net to the seller, without interest. Under the terms of the proposed transaction, Purchaser has commenced a tender offer (the "Tender Offer") for all outstanding shares of SpecTran Common Stock at $9 per Share. The Tender Offer is currently scheduled to expire at 12:00 Midnight, New York City time, on August 17, 1999.

     Following the successful completion of the Tender Offer, upon approval by stockholder vote, if required, Purchaser will be merged with and into SpecTran (the "Merger"), and all Shares not purchased in the Tender Offer will be converted into the right to receive $9 per Share in cash, net to the seller, without interest.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, SPECTRAN STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT ALL SPECTRAN STOCKHOLDERS ACCEPT THE TENDER OFFER AND TENDER THEIR SHARES TO THE PURCHASER PURSUANT TO THE TERMS OF THE TENDER OFFER.

     The recommendation of the Board of Directors is described in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by SpecTran with the Securities and Exchange Commission and enclosed with this letter. In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of Lazard Freres & Co. LLC, investment banker to SpecTran, a copy of which is attached as an annex to the Schedule 14D-9. We urge you to read carefully the
Schedule 14D-9 in its entirety so that you will be more informed as to the Board's recommendation.

     A copy of the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering Shares, accompanies this letter. These documents set forth the terms and conditions of the Tender Offer and provide instructions as to how to tender your Shares. We urge you to read each of the enclosed materials carefully.

     The management and the Board of Directors of SpecTran thank you for the support you have given the Company.

                                          Sincerely,

                                          Charles Harrison Signature

                                          --------------------------------------
                                          Charles B. Harrison
                                          President, Chief Executive Officer and
                                          Chairman of the Board of Directors